UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.  1)*

North American Galvanizing & Coatings, Inc.
(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

65686Y

 (CUSIP Number)

Ronald J. Evans
5314 S Yale Avenue, Suite 1000
Tulsa, OK 74135
 Telephone: (918) 494-0964

With a copy to:

 Beth B. Pulley
5314 S Yale Avenue, Suite 1000
Tulsa, OK 74135
 Telephone: (918) 494-0964

(Name, Address and Telephone Number of Person Authorized to  Receive Notices and Communications)

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65686Y	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Ronald J Evans

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

950,808 shares

	9	SOLE DISPOSITIVE POWER

950,808 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,808 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 65686Y	Page 3 of 6 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D dated March 5, 2010 (the “Schedule 13D”) filed by Ronald J. Evans (the “Reporting Person”) with respect to shares of common stock, par value $0.10 per share (the “Common Stock”), of North American Galvanizing & Coatings, Inc. (the “Issuer”).

Item 1.	Security and Issuer.

Unchanged.

Item 2.	Identity and Background.

Unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to include the following information:

On March 31, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AZZ incorporated, a Texas corporation (“AZZ”), and Big Kettle Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AZZ (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Purchaser has agreed to commence a tender offer (the “Offer”) for all of the Issuer’s outstanding shares of Common Stock at a purchase price of $7.50 per share in cash, without interest (less any applicable withholding taxes) (as may be increased pursuant to the Merger Agreement, the “Offer Price”). Purchaser has agreed to commence the Offer promptly after April 30, 2010, but no later than May 7, 2010, and the Offer shall expire on the 20th business day from and including the commencement date unless extended in accordance with the terms of the Merger Agreement and applicable law. The obligation of AZZ and Purchaser to consummate the Offer is subject to customary conditions, including (1) that two-thirds (2/3) of the outstanding shares of Common Stock (determined on a fully diluted basis and taking into account shares of Common Stock issuable upon exercise of options, shares of Common Stock held in the Issuer’s Director Stock Unit Program and restricted shares of Common Stock, in each case whose holders have executed the Stockholders Agreement (as defined below)) shall have been validly tendered and not withdrawn prior to the expiration of the Offer and (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of AZZ (the “Merger”). At the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares held in the treasury of the

CUSIP No. 65686Y	Page 4 of 6 Pages

Issuer or owned by AZZ, Purchaser or any of their subsidiaries, and shares of Common Stock held by stockholders who properly demand appraisal rights, will be converted into the right to receive the Offer Price.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement and as a condition to AZZ’s and Purchaser’s willingness to enter into the Merger Agreement, AZZ, Purchaser, the Reporting Person and the other directors of the Issuer have entered into a Stockholders Agreement, dated as of March 31, 2010 (the “Stockholders Agreement”).  For a description of the Stockholders Agreement, see Item 6 below, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a)           The Reporting Person beneficially owns 950,808 shares of Common Stock of the Issuer, representing approximately 5.5% of the outstanding shares of Common Stock.  For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 16,753,943 as set forth in the Merger Agreement.  Of such total number of shares, 400,000 shares are held under presently exercisable stock options.  Such total number shares does not include 50,000 shares that are held under stock options that are not presently exercisable, but that will be exercisable upon consummation of the Offer.

(b)           The Reporting Person has the shared power to vote or to direct the voting of 950,808 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock.  Of such total number of shares of Common Stock, 400,000 shares are held under presently exercisable stock options.  Of the total number of shares of Common Stock, 400,000 shares are held under presently exercisable stock options.  Such total number shares does not include 50,000 shares that are held under stock options that are not presently exercisable, but that will be exercisable upon consummation of the Offer.  By virtue of the voting agreement and the proxy granted to Purchaser pursuant to the Stockholders Agreement, Purchaser may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person in accordance with the terms of the Stockholders Agreement. See the discussion of the Stockholders Agreement contained in Item 6 below.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 65686Y	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated as follows:

Concurrently with the execution and delivery of the Merger Agreement and as a condition to AZZ’s and Purchaser’s willingness to enter into the Merger Agreement, AZZ, Purchaser, the Reporting Person and the other directors of the Issuer have entered into the Stockholders Agreement, pursuant to which the Reporting Person and each other director of the Issuer, in his or her capacity as a stockholder of the Issuer, has agreed, subject to the terms and conditions of the Stockholders Agreement, to, among other things, (1) tender their shares of Common Stock in the Offer, (2) provide Purchaser with an option to purchase any shares of Common Stock held by such individuals that are not tendered in the Offer, (3) to vote their shares of Common Stock in favor of the Merger, and (4) refrain from disposing of their shares of Common Stock and soliciting alternative acquisition proposals to the Merger.  The Reporting Person and the other directors also granted Purchaser a proxy to vote any shares of Common Stock held by such individuals in favor of the Merger.  The Stockholders Agreement will terminate upon the earlier to occur of (A) the effective time of the Merger, (B) the termination of the Merger Agreement in accordance with its terms or (C) the closing of the exercise of the option described in clause (2) above or the expiration of the option described in clause (2) above, whichever occurs earlier.

The foregoing description of the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement, a form of which is attached as Exhibit A to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 1
Agreement and Plan of Merger, dated as March 31, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and the Issuer (including the Form of Stockholders Agreement, dated as of March 31, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and the stockholders of the Issuer listed therein), filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated April 5, 2010, is incorporated herein by reference.

CUSIP No. 65686Y	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2010	/s/ Ronald J. Evans Ronald J. Evans